

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 21, 2008

Via U.S. Mail and Fax
Mr. Paul R. Arena
Chief Executive Officer
i2 Telecom International, Inc.
5070 Old Ellis Pointe
Suite 110
Roswell, GA 30076

> **RE:** **i2 Telecom International, Inc.**
> **Forms 10-KSB and 10-KSB/A for the fiscal year ended December 31, 2006**
> **Filed April 2, 2007 and August 23, 2007, respectively, and**
> **Forms 10-QSB/A for the quarters ended June 30, 2007 and September 30, 2007**
> **Filed August 23, 2007 and November 14, 2007**
> **File No. 0-27704**

Dear Mr. Arena:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

> Sincerely,
>
>
> Larry Spirgel
> Assistant Director